

# Nicci Willis, MBA • 2nd

Founder and CEO of Party Sitters | CEO at Nicci Willis & Co.

Nicci Willis & Co. • Northern Kentucky University

Cincinnati, Ohio Area • 500+

Pending | InMail | More...

Experienced project manager with a strong ability to lead and facilitate teams, and leverage individual strengths to produce top performance; Innovative and committed to global thinking with a track record of creating and implementing techniques that increase market share; Demonstrates expertise in budgeting, sourcing materials, recruiting and training talent, as well as negotiating contracts - both federal and private; A strategic and analytical thinker skilled at identifying ways to reduce costs in inventory, purchasing, and transportation and improve the bottom line.

Events
Entrepreneurship
Organization & Administration
Market Research
Project Management
Integrated Marketing Communications
Negotiations
Strong Communication Skills

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## Highlights



**42 Mutual Connections**

You and Nicci both know Marie Mensah, David Willbrand, and 40 others

**2 Mutual Groups**

You and Nicci are both in the Cincinnati USA Region and P&G Alumni Network - Global (Procter & Gamble) groups

## Experience

**CEO**
Nicci Willis & Co.
Jun 2016 – Present • 1 yr 10 mos
Cincinnati, Ohio

**Founder and Owner**
Party Sitters, LLC
Aug 2009 – Present • 8 yrs 8 mos
Cincinnati, Ohio Area

Responsible for the daily operations of an on-site event child care company focusing on a niche market that provides family-friendly supervision solutions during corporate events & conventions, government events, and private social events. Developed and successfully executed the marketing plan, budget management, inventory, sales, and customer relationships for the business. Hired, trained, and developed over 30 sitters and managers.

-Won a 5-year event child care contract with the State of Ohio Army National Guard with potential of $95,000 annual earnings
-Selected as 1 of 6 members in the Inaugural Class of the Bad Girl Ventures micro-lending program for women-owned businesses in 2010
-Finished as 1 of the Top 14 Entrepreneurial Candidates in Cincinnati's African American Chamber of Commerce's Shark Pool, featuring Daymond John (founder of FUBU and self-made multimillionaire) from ABC's hit series Shark Tank
-Hired and trained new sitters, orienting them to our standards of operation, safety and security, and quality assurance guidelines, which led to a 95% satisfaction rate with our clients
-Mentored one sitter into a management position where she is now able to successfully run and operate an event with her own team of sitters

**Promotions Director**
I Hear Music, Inc.
Jan 2014 – Apr 2015 • 1 yr 4 mos
Blue Ash, Ohio

**Adjunct Professor**
Xavier University
Jan 2011 – May 2012 • 1 yr 5 mos
Cincinnati, OH

Instructed students on marketing principles and techniques, and facilitated discussion on current marketing-related issues; Engaged the students in real-world activities in the classroom; Taught the following undergraduate courses:
-Integrated Marketing Communications
-Marketing Principles.

**Alumni**
INROADS
2002 – 2006 • 4 yrs

## Education

**Northern Kentucky University**
MBA, Business Administration and Management, General, 3.8 out of 4.0
2007 – 2009
Activities and Societies: International Golden Key Honors Society

**Northern Kentucky University**
Bachelor of Science, Marketing
2004 – 2006

## Volunteer Experience

**Children's Ministry Teacher**
Heirs Covenant Church
Sep 2012 – Present • 5 yrs 7 mos
Children

Prepare and teach lessons to school-age children that will help them be leaders and not followers, lenders and not borrows, smart and not dumb, good and not bad, have great attitudes not bad attitudes, be self-disciplined, and understand that they are children of a King.

## Featured Skills & Endorsements

**Event Planning** · 99+
Endorsed by **Tajh Chappell and 3 others who are highly skilled at this**
Endorsed by **Mike Marko (mutual connection)**

**Entrepreneurship** · 50
Endorsed by **Mike Marko (mutual connection)**

**Event Manageme...** · 19
Endorsed by **Michael Fox, who is highly skilled at this**
Endorsed by **Mike Marko (mutual connection)**

Nicci is also good at...

| | | |
|---|---|---|
| Leadership · 36 | Marketing · 77 | Management · 35 |
| Customer Service · 54 | Public Speaking · 42 | Training · 31 |
| Social Networking · 31 | Marketing Strate... · 29 | Strategy · 21 |
| Social Media · 18 | Sales · 17 | Corporate Events · 16 |
| Team Building · 15 | Budgets · 13 | Fundraising · 12 |
| Social Media Mar... · 12 | Leadership Deve... · 10 | Strategic Planning · 10 |
| Integrated Mark... · 10 | Strategic Consul... · 9 | Nonprofits · 9 |
| Entertainment · 8 | Public Relations · 8 | CRM · 7 |
| Time Management · 6 | Children's Parties · 6 | Recruiting · 6 |
| Trade Shows · 6 | Small Business · 6 | Advertising · 5 |
| Parties · 5 | Facebook · 5 | Marketing Comm... · 5 |
| Online Marketing · 4 | Negotiation · 4 | Contract Negotia... · 4 |
| Hospitality · 4 | Analysis · 3 | Wedding Planning · 3 |
| Weddings · 3 | Meeting Planning · 3 | Project Planning · 3 |

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## Recommendations

**Received (2)** Given (2)



**Brandon Smith**
Experienced Live Production & Audio Engineer
February 3, 2012, Brandon worked with Nicci but at different companies

Party Sitters LLC is my #1 go to vendor for on-site child care. I have worked with Party SItters LLC at a number of events and I must say they make the job of providing entertainment much much easier for me. They provide a safe and fun environment for children while the parents are enjoying the party. This is a BIG plus because parents do not have to leave early or worry about their kids during the event which allows them to enjoy every bit of the party all the way until the last dance.

I've recommended Party SItters LLC for many corporate events and the feedback from the customer is always..."the best decision made for the event" they realize the value of adding an on-site trusted child care service is a must when putting on a first class event.

I look forward to doing many more events with Party Sitters LLC...the combination is a match made in heaven!

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**Christopher Holmes**
CEO at RiskVersity
November 16, 2011, Christopher was a client of Nicci's

Nicole is a true professional!

Our church hired her during our eight week Dynamic Marriage (www.familydynamics.net) curriculum. She was always early if not on time. The children that she cared for were eager to see her each week. She spent extra time and attention to detail by making sure that the children with allergies were not exposed to anything that would cause harm.

The activities that the children were involved in were engaging, entertaining, and memorable. I suggest anyone who's having a party, 'business/family' event, or couples' classes to put their mind at ease and hire Party Sitters, LLC. Their timely, fun, professionally trained staff will amaze you. I'm sure that like us, your event will run so much smoother if you have Party Sitters on-site!

Thank you Nicole and team!

## Accomplishments

### 2 Projects

Duke Energy's A3 (Advocates for African Americans) Presents "How to Create Opportunity in Every Challenge" With Les Brown • Heirs Covenant Church of Cincinnnati Non-profit Outreach Event

### 1 Organization

Haile/US Bank College of Business Alumni Council

## Interests

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